Exhibit 99.2

ASX/Media Release

IMMUTEP GRANTED CHINESE PATENT FOR EFTILAGIMOD ALPHA, A SOLUBLE LAG-3 FUSION

PROTEIN, IN COMBINATION WITH A PD-1 PATHWAY INHIBITOR

SYDNEY, AUSTRALIA – 15 November 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number ZL 201680005401.3) entitled “Combined Preparations for the Treatment of Cancer or Infection” by the Chinese Patent Office.

This new Chinese patent follows the grant of the corresponding European and United States patents announced in 2018 through 2021. The claims of the new patent protect Immutep’s intellectual property relating to combined therapeutic preparations comprising (a) its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”), which is a soluble LAG-3 fusion protein (LAG-3Ig), and (b) an anti-PD-1 or anti-PD-L1 antibody. The claims are also directed to use of the preparations for the manufacture of a medicament for the treatment of cancer and infectious disease.

The new patent is owned by Immutep S.A.S. and exclusively licensed to Immutep’s partner in China, EOC Pharma (“EOC”). The patent expiry date is 8 January 2036.

Immutep CEO, Marc Voigt, noted: “This new patent again highlights the important investments Immutep is making to protect efti, with its unique mode of action. The LAG-3 immune checkpoint has attracted significant interest from the medical, pharma and investment communities in recent months following important validation of this target by the pharma industry. We are well placed to make an important contribution to this exciting field and are also very much looking forward to continuing our close collaboration with EOC Pharma as they commence multiple trials with efti in China in the coming months.”

EOC Pharma CEO, Xiaoming Zou, said: “We are again very pleased that our partner, Immutep, continues to make progress in building a robust patent estate around efti. This underpins our continued investment in developing this promising candidate for the Chinese market.”

About efti in China

Efti is exclusively licensed to EOC Pharma for the territory of Greater China (namely mainland China, Hong Kong S.A.R, Macao S.A.R. and Taiwan). Under its agreement with Immutep, EOC will make further milestone payments to the Company if efti achieves specific development milestones, as well as pay sales-based royalties. Immutep retains the rights to efti outside the territory of Greater China.

About EOC Pharma

EOC Pharma is an integrated biopharmaceutical company focusing on the discovery, research, development and commercialisation of innovative oncology products. With an insight-driven strategy and integrated business platform, EOC Pharma strives to build a portfolio of products with strategic synergies from independent R&D and licensing and enrich the product pipeline with first- and best -in-class oncology drugs to benefit the millions of patients who currently have limited access to high quality oncology treatments in China.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (efti or IMP321), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889